

December 11, 2014

<u>Via E-Mail</u>
Mr. Noah Breslow
Chief Executive Officer
On Deck Capital, Inc.
140 Broadway, 25th Floor
New York, New York 10018

Re: On Deck Capital, Inc.
Registration Statement on Form S-1
Filed December 4, 2014
File No. 333-200043

Dear Mr. Breslow:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary</u>
<u>Our Company, page 1</u>

1. Noting that most of the fourth quarter has passed and since the company has experienced losses through three quarters of 2014, please revise to add a Recent Development section and address whether any material adverse changes are expected in the fourth quarter with regard to the results of Operations or the Company's Financial Condition.

Dilution, page 43

2. We note the details that you have added to this section, including the fact that you will be offering 10 million shares of common stock in this offering. Please revise the second full paragraph on page 44 to disclose that your table excludes unvested options to purchase 7.1 million shares and unvested warrants to purchase 2.2 million shares and disclose the approximate date that most of them will become vested.

Management's Discussion and Analysis, Page 47

3. We note in the table on page 48 you disclose the trend of large increases in originations from direct marketing and large decreases in originations from Funding Advisors. Please add discussion and analysis of the extent to which this trend is attributable to your using your direct marketing staff to make renewals or additional loans to persons to whom funding advisors made initial loans. Please also add discussion and analysis of trends in the percentage of new customers from each of the three distribution channels.

Funding Advisor Program, page 96

4. We note that you added a statement in the first paragraph of this section that one authorized representative of a Funding Advisor must "clear a personal criminal background check." Please revise the first paragraph to disclose when you implemented this requirement. Please revise the second paragraph to disclose how and when you will be expanding this requirement and strengthening your contractual control over funding advisors.

Licensing Requirements, page 105

5. We note your revisions to this section. Please add more detail regarding of the role of BoI Federal Bank and other issuing bank partners in your business including the following:
    - your role in the underwriting decision;
    - the material terms of your agreement with BoI including any payments to BoI and your obligations to buy the loans; and
    - noting that 16.7 percent of your loan originations for the first three quarters of 2014 were originated by issuing bank partners, attach as an exhibit your agreement with BOI Federal bank or explain to us the basis for your not doing so.

Exhibits
Legal Opinion, Exhibit 5.1

6. Please file a completed legal opinion with the next pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney